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                                                                       EXHIBIT 8



                                   TAX OPINION

                                                                   July 13, 1998


Mr. Flake Oakley
Chief Financial Officer
Colonial BancGroup, Inc.
P.O. Box 1109
Montgomery, AL  36101

Dear Mr. Oakley:

For valid business reasons, Prime Bank of Central Florida (Acquired Bank) and The Colonial BancGroup, Inc. (BancGroup) have entered into an Agreement and Plan of Merger (Agreement) on May 21, 1998. Pursuant to your request, our letter addresses the income tax consequences of the proposed transaction as outlined below. We will address whether the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986 (I.R.C.). We will also address additional income tax consequences to Acquired Bank, BancGroup, and shareholders.

BACKGROUND

Acquired Bank operates as a Florida state bank with its principal office in Titusville, Florida. BancGroup, a Delaware corporation, is a bank holding company with a wholly owned subsidiary, Colonial Bank. Colonial Bank currently operates in Alabama, Florida, Georgia, Nevada, Tennessee, and Texas.

CERTAIN TERMS OF THE MERGER

At the effective date of the merger, Acquired Bank will merge with and into Colonial Bank, with Colonial Bank as the surviving corporation. Pursuant to the terms of the transaction, each share of common stock of Acquired Bank outstanding and held by Acquired Bank's shareholders other than shares held by shareholders who perfect their dissenter's rights, will be converted by operation of law and without any action on the part of the parties or the holders thereof into such number of shares of BancGroup Common Stock equal to $41.44 divided by the Market Value as determined by the agreement.

On the effective date and as a result of the merger, BancGroup will assume all of the outstanding options of Acquired Bank. Each such option will cease to represent a right to acquire Acquired Bank stock and will, instead, represent a right to acquire BancGroup common stock on substantially the same terms applicable to the Acquired Bank Options except as specified in the Agreement.

No fractional shares of BancGroup common stock will be issued. Instead, each holder of shares of Acquired Bank stock having a fractional interest arising upon the conversion of such shares into shares of BancGroup common stock shall, at the time of surrender of the certificates previously representing Acquired Bank stock, be paid by BancGroup an amount in cash. Any







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shareholder of Acquired Bank who does not vote in favor of the Agreement and who complies with certain procedures relating to the rights of dissenting shareholders will be entitled to receive payment for the fair value of his or her Acquired Bank stock.


REPRESENTATIONS OF PARTIES

[ ] BancGroup and Acquired Bank intend that the merger will qualify for federal income tax purposes as a "reorganization" within the meaning of I.R.C. Section 368(a) of the Code.

[ ] The fair market value of the BancGroup stock received by each shareholder of Acquired Bank pursuant to the terms of the Agreement will be approximately equal to the fair market value of Acquired Bank stock surrendered in the exchange. The terms of the Agreement are the result of arm's-length negotiations between unrelated parties.

[ ]  No stock of Colonial Bank will be issued in the transaction.

[ ] There is no plan or intention by the shareholders of Acquired Bank to sell, exchange, or otherwise dispose of a number of shares of BancGroup stock received in the transaction that will reduce the Acquired Bank shareholders' ownership of BancGroup stock to a number of shares having a value, as of the date of the transaction, of less than fifty percent of the value of all of the formerly outstanding stock of Acquired Bank as of the same date. For purposes of this representation, shares of Acquired Bank stock exchanged for cash, and surrendered by dissenters, or exchanged for cash in lieu of fractional shares of BancGroup stock will be treated as outstanding Acquired Bank stock on the date of the transaction. Shares of Acquired Bank stock and shares of BancGroup stock held by Acquired Bank shareholders and otherwise sold, redeemed or disposed of prior or subsequent to the transaction will be considered in making this representation.

[ ] Following the merger, BancGroup will continue the historic business of Acquired Bank or use a significant portion of Acquired Bank's historic business assets in a business.

[ ] Acquired Bank, BancGroup and Acquired Bank shareholders will pay their respective expenses, if any, incurred in connection with the transaction.

[ ] No part of the consideration received by the Acquired Corporation shareholders will be received by them in their capacity as debtor, creditor, employee, or any way other than as shareholder.

[ ] The fair market value of the assets of Acquired Bank transferred to BancGroup will equal or exceed the sum of the liabilities assumed by BancGroup plus the amount of liabilities, if any, to which the assets transferred are subject.

[ ] The total adjusted basis of the assets of Acquired Bank transferred to BancGroup will equal or exceed the sum of the liabilities assumed by BancGroup plus the amount of liabilities, if any, to which the assets transferred are subject.



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[ ]  Colonial Bank will acquire "substantially all" of the assets of Acquired
     Bank as part of the merger per Regulation Section 1.368-2(b)(2). Generally, the "substantially all" requirement will be satisfied if there is a transfer of assets representing at least 90% of the fair market value of the net assets and at least 70% of the fair market value of the gross assets held by Acquired Bank immediately prior to the transfer.

[ ] If nonqualified stock options to purchase Acquired Corporation common stock are exchanged for nonqualified stock options to purchase BancGroup common stock, then the difference between the option price and fair market value of BancGroup common stock subject to options immediately after the exchange will be equal to (or greater than) the difference between the option price and the fair market value of Acquired Corporation common stock subject to options immediately before the exchange. All other terms of the BancGroup nonqualified stock options will be the same as those of Acquired Corporation's nonqualified stock options.

[ ] Any incentive stock options acquired from Acquired Bank as a part of the merger and reissued by BancGroup will be issued at substantially the same terms, so as not to create material modification as defined in I.R.C.
     Section 424.

[ ] The compensation to be paid by BancGroup or Acquired Bank to the officers and employees of Acquired Bank under any stock option, employment, or noncompete agreement will be at a rate equal to the fair market value of the services actually performed and will be commensurate with amounts paid to third parties bargaining at arm's length for similar services. In addition none of the compensation to be received by the shareholder-employees of Acquired Bank will be part of the consideration for their target stock.

[ ] At the time of the merger, Acquired Bank will not have outstanding any warrants, convertible securities, or any other right pursuant to which any person could acquire stock in Acquired Bank except for the 51,500 shares of Acquired Bank Options outstanding.


TAX CONSEQUENCES TO ACQUIRED BANK, COLONIAL BANK, AND BANCGROUP

The merger of Acquired Bank with and into Colonial Bank will constitute a merger within the meaning of I.R.C. Sections 368(a)(1)(A) and 368(a)(2)(D), provided that the merger qualifies as a statutory merger pursuant to state law. Acquired Bank, Colonial Bank, and BancGroup will each be "a party to the reorganization" within the meaning of I.R.C. Section 368(b) of the Code. Based upon I.R.C. Sections 357(a) and 361(a), Acquired Bank will recognize no gain or loss when it transfers its assets to Colonial Bank in a constructive exchange solely for BancGroup's stock and the assumption of Acquired Bank's liabilities by BancGroup. Acquired Bank will also not recognize any gain or loss upon the receipt of cash in the exchange if it distributes such property as part of the plan of reorganization under I.R.C. Section 361(b).

Pursuant to I.R.C. Section 1032 of the Code, no gain or loss will be recognized by BancGroup or Colonial Bank upon the acquisition by Colonial Bank of the assets of Acquired Bank in
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exchange for BancGroup common stock and the assumption of Acquired Bank's liabilities. Colonial Bank's basis in the assets acquired in the transaction will be equal to the basis of the assets in the hands of Acquired Bank immediately before the transaction per I.R.C. Section 362(b). I.R.C. Section 1223(2) provides that Colonial Bank's holding period for each Acquired Bank's asset received in the merger will include the period during which the asset was held by Acquired Bank immediately before the transaction. The basis of Colonial Bank stock in the hands of BancGroup will be increased by an amount equal to the basis of the Acquired Bank assets acquired by Colonial Bank and decreased by the sum of the amount of liabilities of Acquired Bank assumed by Colonial Bank and the amount of liabilities to which the assets of Acquired Bank are subject.

Pursuant to I.R.C. Section 381(a), Colonial Bank will succeed to and take into account the items of Acquired Bank described in I.R.C. Section 381(c), subject to the conditions and limitations of I.R.C. Sections 381, 382, 383, 384, and 1502 and the regulations thereunder. Colonial Bank will succeed to and take into account the earnings and profits, or deficit in earnings and profits, of Acquired Bank as provided by I.R.C. Section 382(c)(2) of the Code and Section 1.381(c)(2)-1 of the Regulations.

TAX CONSEQUENCES TO ACQUIRED BANK SHAREHOLDERS

I.R.C. Section 354 states that a shareholder who receives solely BancGroup common stock in exchange for Acquired Bank common stock will recognize no gain or loss on the exchange, except with respect to cash received in lieu of a fractional interest in BancGroup common stock. I.R.C. Section 358 of the Code provides that the shareholder's tax basis in the BancGroup common stock received in the exchange will be the same as the basis of the Acquired Bank common stock surrendered, decreased by the amount of cash (if any) received by the shareholder and increased by the amount of gain (if any) recognized in the exchange. I.R.C. Section 1223 of the Code provides that such shareholder will include the period during which Acquired Bank stock was held in his holding period for the BancGroup common stock received in the exchange.

The payment of cash in lieu of fractional shares of BancGroup common stock will be treated as if the fractional shares were issued as part of the exchange and then redeemed by BancGroup. These cash payments will be treated as having been received as distributions in full payment in exchange for the stock redeemed as provided in I.R.C. Section 302(a) of the Code. Generally, any gain or loss recognized upon such exchange will be capital gain or loss, provided the fractional share constitutes a capital asset in the hands of the exchanging shareholder. The shareholders will recognize capital gain or loss equal to the difference between the cash received and the basis of the fractional share interest that would have been issued.

Holders of shares of Acquired Bank Common Stock who receive cash upon the exercise of any appraisal rights will incur a taxable transaction for federal income tax purposes. Such a shareholder will recognize gain or loss measured by the difference between the tax basis for his or her shares and the amount of cash received pursuant to I.R.C. Section 1012 of the Code (unless the receipt of cash is treated as a dividend, as described below).

In certain circumstances, the receipt of solely cash by an Acquired Bank shareholder could be




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treated as a dividend (to the extent of the shareholder's ratable share of applicable earnings and profits) if the shareholder constructively owns shares of Acquired Bank Common Stock that are exchanged for BancGroup Common Stock in the Merger. Generally, a shareholder constructively owns stock that is owned by members of the shareholder's family, and by certain controlled or related partnerships, estates, trusts and corporations, pursuant to the constructive ownership rules of I.R.C. Section 318 of the Code, as well as any shares that the shareholder has an option to acquire.

The receipt of solely cash by an Acquired Bank shareholder in exchange for his stock will not be treated as a dividend if such exchange or receipt results in a meaningful reduction or a substantially disproportionate reduction in the shareholder's ownership interest or results in a complete termination of the shareholder's interest, taking into account, in each case, the constructive ownership rules described above. A complete termination of a shareholder's interest will occur if, after the receipt of cash in exchange for stock, the shareholder owns no shares of stock in BancGroup. Thus, a shareholder who receives solely cash for all of the stock actually owned by him will generally qualify for capital gain treatment under the complete termination test if none of the shares constructively owned by him are exchanged in the merger for BancGroup Common Stock and the shareholder does not otherwise own, actually or constructively, any shares of BancGroup Common Stock after the merger.

Where the complete termination of interest test is not satisfied with respect to a particular shareholder (because, for example, Acquired Bank shares owned by a related party are exchanged for BancGroup Common Stock in the merger), that shareholder will nonetheless generally be entitled to capital gain treatment if the receipt of cash in exchange for his shares results in a "substantially disproportionate" reduction or a "meaningful" reduction in his ownership interest. I.R.C. Section 302 of the Code provides that a shareholder's reduction in ownership interest should normally be "substantially disproportionate," and capital gain treatment should normally result, if (1) the shareholder owns less than 50% of the total combined voting power of all classes of stock immediately after the merger, and (2) the shareholder's proportionate stock interest in BancGroup immediately after the merger is 20% or more below what his proportionate interest in BancGroup would have been if he had received solely BancGroup Common Stock in the merger.

Acquired Bank shareholders, employees, or directors who receive compensation from BancGroup in the form of stock options, employment agreements, or noncompete agreements may have ordinary income and should consult their own tax advisor. No opinion is rendered regarding the application of Section 280G of the Internal Revenue Code.

Acquired Bank shareholders who constructively own stock in Acquired Bank should consult a tax advisor regarding the characterization of cash payments received in the reorganization in exchange for Acquired Bank stock as either capital gain income or dividend income.


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CONVERSION OF ACQUIRED BANK OPTIONS INTO BANCGROUP OPTIONS

         INCENTIVE STOCK OPTIONS

The assumption and conversion of Acquired Bank incentive stock options, whether vested or exercisable, into rights to acquire BancGroup common stock pursuant to the terms of the Agreement shall not be considered the granting of a new option as long as the following requirements of I.R.C. Section 424 are met. I.R.C.
Section 424 provides that the excess of the aggregate fair market value of the shares subject to the options immediately after the substitution or assumption over the aggregate option price of such shares is not more than the excess of the aggregate fair market value of all shares subject to the option immediately before such substitution or assumption over the aggregate option price of such shares. Section 424 also provides that the new option or the assumption of the old option must not give the employee additional benefits which he did not have under the old option. If the terms of the old option are modified, extended, or renewed, such modification, extension, or renewal shall be considered the granting of a new option which will disqualify the option as a statutory stock option.

         NONQUALIFIED STOCK OPTIONS

The assumption and conversion of Acquired Bank nonqualified stock options into BancGroup nonqualified stock options pursuant to the merger will not result in current federal income tax consequences if neither the nonqualified options to purchase shares of Acquired Bank stock nor the substituted options to purchase BancGroup stock have a readily ascertainable value. I.R.C. Section 83(e) provides that I.R.C. Section 83 does not apply to the transfer of an option without a readily ascertainable fair market value. The regulations under Section 1.83-7 state that if an option is not actively traded on an established market, the option does not have a readily ascertainable fair market value when granted unless a taxpayer can show that the option is transferable by the optionees; the option is exercisable immediately in full by the optionee; the option or property subject to the option is not subject to any restriction or condition that has a significant effect upon the fair market value of the option; and, the fair market value of the option privilege is readily ascertainable under the provision for determining fair market value in the case of options not actively traded on an established market.

SUMMARY

The merger of Colonial Bank and Acquired Bank will qualify as a tax-free reorganization within the meaning of I.R.C. Sections 368(a)(1)(A) and 368(a)(2)(D), provided that the merger qualifies as a statutory merger pursuant to state law. Colonial Bank's basis in Acquired Bank's assets will be the same as Acquired Bank's basis in its assets before the merger. Acquired Bank shareholders will retain a substituted basis in the shares of BancGroup stock received in the merger decreased by the amount of cash received and increased by the amount of gain recognized in the transaction. The only taxable consequences will be to those shareholders who receive cash in lieu of fractional shares and those shareholders who receive solely cash in the exchange upon perfecting their dissenter's rights. Shareholders receiving cash must examine their actual and constructive ownership of Acquired Bank and BancGroup stock for purposes of determining the tax consequences of the cash payments.





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The assumption and conversion of Acquired Bank's qualified and nonqualified options by BancGroup is a tax-free event to the shareholders of Acquired Bank, assuming certain requirements of Section 424 are met and the nonqualified options do not have a readily ascertainable fair market value.


If you have any questions or comments, please call Thomas Lee or Mark Borden at
(205) 252-8400.

Very truly yours,


/S/ PricewaterhouseCoopers LLP


PricewaterhouseCoopers LLP


cc: Hugh Nickson, Miller, Hamilton, Snider, & Odom, L.L.C.